UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ 02.429.144/0001-93 - NIRE 35.300.186.133

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia” or “Company”), in compliance with the provisions of article 157, paragraph 4, of Law No. 6404/76, and the CVM Instruction No. 358/02, and following the material facts disclosed on April 2 and April 22, 2019, hereby informs its shareholders and the market in general that it filed today with the Securities and Exchange Commission (“SEC”) of the United States of America (“United States”) a Registration Statement on Form F-3 (“Form F-3”).

Once declared effective by the SEC, the Form F-3 will allow the Company to carry out in the United States certain specified public offerings of its common shares, including in the form of American Depositary Shares (“ADS”), represented by American Depositary Receipts.

The Form F-3 was filed in the context of the already disclosed intention of the Company and its controlling shareholder of carrying out, in Brazil and abroad, a follow-on offering of common shares issued by the Company (“Offering”). The Offering aims to provide liquidity to the ADSs listed in the New York Stock Exchange (“NYSE”) and to the common shares listed in B3 S.A. – Brasil, Bolsa, Balcão (“B3”), resulting in a minimum free float at B3 of 15% of the corporate capital of the Company, in accordance with the requirements of the Novo Mercado Rules and as approved by B3 and disclosed to the market by the Company on April 22, 2019 through a material fact. The Offering is still under analysis by the Company and its controlling shareholder, and until this date there is no definition on the size of the Offering, the price per share or its timetable.

The intended Offering is also subject to Brazilian and international securities markets conditions, to the applicable regulatory approvals and to the corporate approvals of the Company. Any public offering of commons shares and ADSs will be conducted in compliance with applicable laws and regulations.

Banco Itaú BBA S.A., Banco Santander (Brasil) S.A., Banco Bradesco BBI S.A., Banco BTG Pactual S.A. and Banco Morgan Stanley S.A. (as its respective affiliated entities) were retained to act as underwriters of such intended Offering.

The Company shall maintain its shareholders and the market aware of the progress of such potential Offering through the disclosure of a notice to the market or a material fact in the websites of the CVM (www.cvm.gov.br), the SEC (www.sec.gov), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company (http://cpfl.riweb.com.br/).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  A written prospectus for the offering meeting the requirements of Section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Securities Act Rule 405), including a price range where required by the rule, may be obtained when available by contacting the Company’s investors relations department through the telephone +55 19 3756-8458 or by means of the electronic mail address: ri@cpfl.com.br.

This notice does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation would be unlawful.

Campinas, April 24, 2019

YueHui Pan

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 24, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.